Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

DATE OF AUDIT COMMITTEE MEETING

AND

2026 SECOND QUARTER AND INTERIM FINANCIAL RESULTS

ANNOUNCEMENT DATE

AND

DATE OF BOARD RESOLUTION IN RELATION TO CASH DIVIDEND

H World Group Limited (the “Company”) announces that a meeting of the audit committee of the board of directors of the Company (the “Board”) will be held on Monday, August 17, 2026 (Hong Kong time) for the purpose of, among other things, considering and approving the Company’s unaudited financial results for the three months and six months ended June 30, 2026 (the “Results”) and the publication of the Results.

The Results will be uploaded to the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at https://ir.hworld.com on Monday, August 17, 2026 (Hong Kong time), after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. market.

The Company’s management will host a conference call at 7 p.m. (Hong Kong time) on Monday, August 17, 2026 (or 7 a.m. (U.S. Eastern time) on Monday, August 17, 2026) following the announcement of the Results. To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register-conf.media-server.com/register/BI5e31bbbd257d4448ba4120bb310afe2b. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/3gwfteju or the Company’s website at https://ir.hworld.com/ news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

The Company further announces that the Board is considering the declaration and payment of a dividend in cash. If the Board decides to proceed, the declaration of dividend will be adopted by Board resolution on or around Monday, August 17, 2026 (Hong Kong time).

By order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, August 5, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, and Mr. Justin Martin LEVERENZ, as directors; Mr. John WU Jiong, Mr. HEE Theng Fong, Ms. CAO Lei, Ms. ZHANG Yi (alias Bonnie Yi ZHANG) and Mr. SUN Yanjun as independent directors.

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